Boardroom Accountability at Chevron

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)
NAME OF REGISTRANT: Chevron Corporation
NAME OF PERSON RELYING ON EXEMPTION: Majority Action
ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914
Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

majority action

Votes **AGAINST** Lead Director Ronald Sugar and Chair and CEO Michael Wirth, if renominated, **are warranted:**



Ronald Sugar
Lead Director



Michael Wirth
CEO and Chairman

1. Chevron has **failed to adequately respond** to successive majority vote shareholder resolutions on Greenhouse Gas Reductions and Climate Lobbying
2. Chevron's targets, investment plans, and policy influence are demonstrably **out of alignment** with shareholder demands on climate impact
3. Additional independent oversight **is warranted** due to joint Chair/CEO role, Lead Director overboarding and overlong tenure, and multiple overlapping board memberships between directors

Chevron is the **second largest US oil major;** historically among the largest corporate contributors to climate change

Chevron remains the third largest emitter among global oil majors



Oil and gas company emissions 2020
Scope 1
Scope 2
Scope 3
Shell
63
1050
ExxonMobil
108
650
Chevron
54
583
TotalEnergies
36
350
BP
42
328
Equinor
250
ENI
185
0
100
200
300
400
500
600
700
800
900
1000
1100
Emissions/megatonnes CO2e

Chevron has a track record of failing investor climate performance indicators

1. Net-zero GHG emissions by 2050 (or sooner) ambition
2. Long-term (2036–2050) GHG reduction target(s)
3. Medium-term (2026–2035) GHG reduction target(s)
4. Short-term (up to 2025) GHG reduction target(s)
5. Decarbonisation strategy
6. Capital allocation alignment
7. Climate policy engagement
8. Climate Governance
9. Just Transition
10. TCFD Disclosure

Climate Action 100+ Net-Zero Benchmark, Chevron, 2021

Sources: CDP, 2017; Chemistry World, 2021; Climate Action 100+, 2021

In 2021, **61%** of Chevron shareholders voted **in favor** of "substantial" Scope 3 emissions reductions

RESOLVED: Shareholders request the Company to **substantially reduce the greenhouse gas (GHG)** emissions of their energy products **(Scope 3)** in the **medium- and long- term future**, as defined by the Company.

— Item 4, CVX, Def 14A, 2021

Sources: Chevron Proxy Statement 2021; Investor rationales and %CSO as of March 31, 2021 from Proxy Insight

"[T]his shareholder proposal...is consistent with what we expect of large companies like Chevron and its peers."

— BlackRock, 6.8% CSO

"A number of Chevron's peers have introduced Scope 3 emissions targets in recent years and we believe Chevron should build upon its existing Scope 3 emissions disclosure to match or exceed those aims."

— abrdn, 0.1%

"[W]e believe investors would benefit from more information on the company's alignment between production pathways and climate outcomes."

— Legal & General Investment Management, 0.6%

"[T]he company lags its peers in transparency around Scope 3 emissions and plans for reduction."

— T. Rowe Price Associates, 0.4%

Other major investors voting in favor:	
Vanguard	8.1%
State Street	7.1%
Northern Trust	1.3%
Morgan Stanley Investment Management	1.1%
UBS	0.8%
CalPERS	0.2%
Wellington Management	0.2%
CalSTRS	0.2%

Chevron's new greenhouse gas targets **fall demonstrably short** of "substantial reduction" in Scope 3 emissions

In October 2021, Chevron issued updated carbon reduction targets:

1. 2050 net zero "aspiration" for upstream Scope 1 and 2 emissions
2. Target to reduce GHG intensity across Scope 1, 2, and 3 emissions of >5% by 2028

Source: Chevron Climate Change Resilience Report, October 2021

Chevron equity emissions, 2016–2020


Scope 1
Scope 2
Scope 3
800
600
400
200
0
2016
2017
2018
2019
2020

Chevron's targets are **not responsive** to key elements of the resolved clause of the majority vote proposal

RESOLVED: Shareholders request the Company to **substantially reduce the greenhouse gas (GHG)** emissions of their energy products **(Scope 3)** in the **medium- and long- term future**, as defined by the Company.

"Substantially reduce [Scope 3] GHG emissions"

Only targets **5% intensity reduction** by 2028, well below peers.

"Substantially reduce [Scope 3] GHG emissions"

Intensity target **does not guarantee any reduction** in absolute Scope 3 emissions if production continues to rise (as indicated by Chevron's production forecast)

"Substantially reduce [Scope 3] GHG emissions"

Grouping Scopes 1, 2, and 3 allows Scope 3 intensity reductions to be **substantially less** than 5% if Scopes 1 and 2 fall at a greater rate (as indicated by Chevron's other short and medium-term targets)

"Medium and long-term"

Long-term (2050) target **does not include** Scope 3 emissions from energy products; is limited to Scopes 1 and 2 only

Chevron's targets lag oil and gas peers

	Medium term targets (2030)		Long term targets (2050)
	Absolute targets	**Intensity targets**	**Net-zero, incl. Scope 3**
ENI	Reduce Scope 1, 2, and 3 emissions by 25% by 2030; 65% by 2040	Reduce carbon intensity of energy products sold (Scope 3) by 15% by 2030; 40% by 2040	Yes, incl. Scope 3
TotalEnergies	Reduce Scope 1 and 2 emissions by **40%** globally; Reduce Scopes 1, 2, and 3 by 30% in Europe	Reduce intensity of Scope 1, 2, and 3 emissions by **20%** by 2030	Yes, incl. Scope 3
Shell	Reduce Scope 1 and 2 emissions by **50%**	Reduce intensity of Scope 1, 2, and 3 by **20%**	Yes, incl. Scope 3
BP	Reduce Scope 1 and 2 emissions by **50%**	Reduce intensity of lifecycle emissions (incl Scope 3) of traded products by **15-20%**	Yes, incl. Scope 3
Equinor	Reduce Scope 1 and 2 emissions by **40%** (Norway only)	Reduce intensity of Scope 1, 2, and 3 emissions by **20%**	Yes, incl. Scope 3 (production only, excludes traded products)
ExxonMobil	No absolute targets ("expects" to reduce company-wide Scope 1 and 2 emissions by **20%**)	Reduce intensity of Scope 1 and 2 only by **20-30%**	No, Scope 1 & 2 only
Chevron	**No absolute targets**	Reduce intensity of Scope 1, 2 and 3 by **5%** by 2028	No, Scope 1 & 2 only

Sources: Company announcements

Proponents and experts have **criticized** Chevron's inadequate targets

Follow This, proponent of the majority vote shareholder proposal, described Chevron's 5% target as "disappointing tokenism":

"[A] 5% target is a snub to investors who are truly committed to reaching the Paris agreement."

— **Mark van Baal,** Founder, Follow This

Ceres, a non-profit organization and anchor organization of Climate Action 100+, said this of Chevron's 2021 climate announcements:

"[T]hese are small steps when what investors asked for is a giant leap. What investors called for in casting their support for shareholder proposals on Scope 3 targets this spring was a bold move to address product risk, one that was commensurate with the scale and scope of the climate challenge."

— **Andrew Logan,** Senior Director Oil & Gas, Ceres

Sources: Follow This, October 2021; Bloomberg, October 2021

Chevron's continued expansion in production is **incompatible** with substantial Scope 3 emissions reductions

"Chevron's net oil-equivalent production grew in 2021 to a record 3.10 million barrels per day. The company also added 1.3 billion barrels of net oil-equivalent proved reserves in 2021."

— Chevron Q4 2021 results, press release

"[O]n production guidance…, we're at 2% to 5%… [with] compound annual growth of 3% out through 2025."

— **CEO Michael Wirth,** Chevron Q4 2021 results, transcript

Carbon Tracker assessment of Chevron's capital expenditure and production plans against International Energy Agency scenarios	
Upstream future capex (2021-2030) outside IEA "Beyond 2 Degrees" Scenario (limits warming to 1.65°C)	Production cuts required by 2030 to align with IEA Net-Zero Scenario
50-60%	**57%**

Sources: Chevron press release, transcript, January 2022; Adapt to Survive Report, September 2021

Chevron's transition capex is only **10% of total through 2028,** and "bets on strategies that do not work"



CCS and offsets: **$3bn**
Renewable fuels: **$3bn**
Hydrogen: **$2bn**
Internal GHG reduction activities: **$2bn**
$100bn

Chevron has announced it will invest **$10bn** in investments on the energy transition

Total Capex estimated through 2028: **$100bn**

"It's not enough to just add green energy on top and focus on the lowered emissions intensity, because the global carbon budget is ultimately based on absolute emissions. As long as oil and gas companies view the energy transition as an additional item, rather than a threat to their core business, they're unlikely to prepare sufficiently for the demand disruption to come, and [they] expose themselves to stranded asset risk down the line."

— **Axel Dalman**, Oil & Gas Analyst, Carbon Tracker Initiative

"A company that continues to spend up to 90% of their investment capital on fossil fuels cannot claim to be part of the energy transition to confront the climate crisis."

— **Follow This**

"Andrew Logan, the senior director for oil and gas at Ceres, a group that advocates for sustainability to investors, companies and policymakers, said **Chevron's focus on carbon capture and storage and the purchase of carbon offsets represents bets on strategies that do not work."**

— **S&P Global**

Sources: S&P Global, September 2021; Follow This, September 2021

Inadequate response in 2021 follows lackluster response to 2020 climate lobbying proposal with 53.5% support

RESOLVED: Shareholders request that the Board of Directors conduct an evaluation and issue a report within the next year (at reasonable cost, omitting proprietary information) **describing if, and how, Chevron's lobbying activities (direct and through trade associations) align with the goal of limiting average global warming to well below 2 degrees Celsius** (the Paris Climate Agreement's goal). The report should **also address the risks presented by any misaligned lobbying and the company's plans, if any, to mitigate these risks.**

— Item 6, CVX, Def 14A, 2020

Sources: Chevron Proxy Statement 2020; investor rationales and %CSO as of March 31, 2020 from Proxy Insight

"This is in line with our view that the risks of climate change and the transition to a lower carbon economy present material regulatory, reputational, and legal risks to companies. As a fiduciary for our clients, we see it as material to better understand how these risks are being adequately disclosed and overseen."

— BlackRock. 7.1% CSO

"Greater transparency in relation to climate lobbying would help shareholders to assess the consistency of the company's position on climate change and its management of specific climate-related lobbying risks."

— abrdn, 0.1%

"LGIM expects companies to provide sufficient disclosure on lobbying in relation to climate change."

— Legal & General Investment Management, 0.6%

"Chevron could improve its disclosures on how it manages the risks associated with its climate-related lobbying activities, particularly given some of its controversial trade association memberships (e.g. ALEC, AFPM)."

— Norges Bank Investment Management, 1.1%

Other major investors voting in favor:	
Northern Trust	1.4%
Wellington Management®	1.2%
Morgan Stanley Investment Management	1.0%
UBS	0.9%
nuveen A TIAA Company	0.7%
Wells Fargo Asset Management	0.7%
NYSCRF	0.2%
CalPERS	0.2%
CALSTRS	0.2%

majorityaction

Chevron's **Climate Lobbying Report** released in December 2020 fails to meet key investor expectations

In December 2020, Chevron issued a climate lobbying report, claiming:

"We engage policymakers and collaborate with trade associations to advocate for effective, responsible and non-partisan energy and climate policy. While there are times when our views diverge from those of other members, we aim to engage often with trade association partners, believing an open, rigorous examination of the issues helps to promote stronger progress for all."

— Dale Walsh, Vice President of Corporate Affairs, Chevron

Sources: Chevron Climate Lobbying Report, December 2020, InfluenceMap, Chevron Review Scorecard, October 2021

InfluenceMap, a widely accepted source of investor information on corporate and industry association lobbying on climate policy, has developed a rigorous and comprehensive methodology for assessing climate lobbying disclosures, based on investor expectations set by Climate Action 100+ anchor organizations PRI, Ceres, and IIGCC.

InfluenceMap assesses corporate climate lobbying disclosures along the two key dimensions called for in the proposal: 1) Disclosure and Transparency, and 2) Alignment Process

In reviewing Chevron's climate lobbying report, InfluenceMap found that Chevron failed to meet five of the seven investor expectations, and only partially met two.

Disclosure & Transparency	Alignment Process
Corporate climate positions	Identify & Assess
Industry group climate positions	Monitor & Review
Alignment assessment method	Act
Framework for misalignment	

Chevron’s Climate Lobbying Report failed to meet InfluenceMap’s **Disclosure and Transparency** expectations

Investor expectations	InfluenceMap assessment of Chevron report
Disclose a detailed and clearly referenced breakdown of its own climate policy positions and influencing activities **beyond ‘top-line’ climate statements.**	“Chevron has disclosed its climate policy framework which focuses on high-level concepts such as carbon pricing, incentives for new technology and targeted policies such as building efficiency standards. The disclosure lacks detail on specific climate policies or the company’s influencing activities on climate policy.”
Disclose a **detailed and accurate** account of the climate policy positions and influencing activities of **each industry association** actively engaged on climate change policy.	“Chevron has disclosed an account of the climate-related positions and influencing activities of each industry association, including examples of engagement on specific climate policies. However, the account appears to overlook the detailed negative lobbying of a number of organizations including American Petroleum Institute and Consumer Energy Alliance.”
Disclose a clear and detailed framework for assessing alignment with its industry associations **across all relevant areas of policy engagement; consistently apply this framework** across all industry associations; and **provide a clear and detailed explanation** behind each evaluation.	“Chevron has not disclosed its alignment assessment methodology as the review does not assess the company's alignment with its industry associations on climate change.”
Disclose a clear and detailed framework for addressing misalignments with its industry associations including **escalation steps and clear deadlines for industry associations which do not amend misaligned practices.**	“Chevron has not disclosed a framework for addressing misalignment with its industry associations, beyond a statement that it believes open engagement and continuous participation is the best way to advance its own opinions and shape positions.”

Source: InfluenceMap, Chevron Review Scorecard, October 2021

Chevron's Climate Lobbying Report failed to meet InfluenceMap's **Policy Alignment Process** expectations

Investor expectations	Influence Map assessment of Chevron report
Identify all cases of misalignment with its industry associations and the Paris Agreement in line with InfluenceMap's database on corporate lobbying	"Chevron has not assessed alignment with its industry associations. InfluenceMap analysis indicates that Chevron likely has fifteen memberships to industry associations misaligned with the Paris Agreement (American Fuel & Petrochemical Manufacturers, American Petroleum Institute, California Chamber of Commerce, Consumer Energy Alliance, National Association of Manufacturers, US Chamber of Commerce, Western States Petroleum Association, Canadian Association of Petroleum Producers, Chamber of Minerals and Energy of Western Australia, Australian Institute of Petroleum, International Air Transport Association, APPEA, Natural Gas Supply Association, Japan Chemical Industry Association, Australian Industry Greenhouse Network) and eight industry associations potentially misaligned with the Paris Agreement (American Chemistry Council, Business Roundtable, International Association of Oil and Gas Producers, Oil and Gas UK, CEFIC, GasNaturally, International Emissions Trading Association, International Chamber of Commerce)."
Publish a review of industry associations on an annual basis, commit to do so at least once a year, or commit to disclose regular updates on its review and alignment process.	"Chevron has stated that the company reviews its industry association memberships on an annual basis to ensure alignment, but does not appear to publicly disclose this [review]."
Show evidence of action to **address all cases of misalignment with its industry associations and the Paris Agreement,** in line with InfluenceMap's database on corporate lobbying.	"Chevron has shown some evidence of action to address instances where its industry associations are taking positions that differ from its own, although this is not expressed in terms of misalignment. Although the company has not left any industry associations, it has disclosed its engagement on specific climate change policy issues with seven industry associations including details of the results of this engagement…However, the company does not appear to have addressed key cases of material and potential misalignment with the Paris Agreement identified by InfluenceMap's database (see Identify & Assess)."

Source: InfluenceMap, Chevron Review Scorecard, October 2021

Chevron continues to lag peers in climate lobbying performance

As a key data provider to the Climate Action 100+ Net-Zero Benchmarks, Influence Map **assessed the engagement intensity and climate performance** of lobbying efforts by U.S. energy companies, grading those companies with scores from A–F

InfluenceMap PerformanceBand	Organization	Engagement Intensity
D	Occidental Petroleum	25
D-	ExxonMobil	48
D-	ConocoPhillips	30
D-	Devon Energy	15
E+	Chevron	41
E+	Kinder Morgan	12
E	Valero Energy	21
E-	Phillips 66	19
E-	Marathon Petroleum	25

Source: InfluenceMap, Climate Action 100+ target companies scoring and analysis, 2021

InfluenceMap notes numerous examples of Chevron's obstructionist climate lobbying and PR

- Appeared to lobby against the introduction of a cap and trade mechanism in California
- Opposed the US Renewable Fuel Standards Program
- Opposed a number of US methane emission measurement requirements
- Opposed Australia's National Greenhouse and Energy Reporting Legislation
- Publicly disagreed with the decision of US federal judge that invalidated an oil and gas lease sale in Gulf of Mexico
- Criticized phase out of fossil fuel vehicles in California by 2035
- Backed 'gas-led recovery' in Australia
- Lobbied UK government for "greater recognition of the role of gas in transition"

Sources: Influence Map Chevron company profile

Chevron's CEO now chairs the Board of Directors of the API, **notorious for obstructionist lobbying** on U.S. climate policy

The American Petroleum Institute, which receives a failing F grade from InfluenceMap, recently spent millions on lobbying and advertising to oppose the climate provisions of the Biden administration's **Build Back Better** plan

"BIG OIL IS GOING ALL-OUT TO FIGHT CLIMATE RULES IN BUILD BACK BETTER"

CNN Business

"We're leaving everything on the field here in terms of our opposition to anti-energy provisions"

— **Mike Sommers,** API President and CEO



Chevron CEO and Chair **Michael Wirth elected chairman** of the API board in February 2022

Sources: InfluenceMap API Profile; AccountableUS October 2021; CNN Business, October 2021; API press release, February 2022

Chevron's failure to fully implement majority vote shareholder proposals is **at odds with major investor proxy voting standards** and corporate governance best practices

BlackRock	Vanguard	State Street	ISS	CII
"Where we believe a board ***has not substantially addressed shareholder concerns,*** *we may vote against the responsible committees and/or individual directors"* **For example:** *"The independent chair or lead independent director and/or members of the nominating/ governance committee, where a board fails to consider shareholder proposals that receive substantial support…"*	*"A fund will generally vote against the independent chair or lead independent director and members of the relevant committee for* ***failure to adequately respond to proposals****…that received the support of a majority of shares, based on votes cast…at a prior year's shareholder meeting."*	*"[W]e may withhold votes from directors based on the following:* *…Directors of companies that have* ***not been responsive*** *to a shareholder proposal that received a majority shareholder support at the last annual or special meeting."*	*"Vote case-by-case on individual directors, committee members, or the entire board of directors as appropriate if:* ▪ *The board* ***failed to act*** *on a shareholder proposal that received the support of a majority of the shares cast in the previous year…"*	*"Boards should take actions recommended in shareowner proposals that receive* ***a majority of votes*** *cast for and against."*

Sources: Asset manager, proxy advisor, and investor body proxy voting policies and guidelines

Chevron itself agrees that the Board as a whole is responsible for climate strategy and performance; Board leadership should be held accountable for its failures

"Our governance structure calls for Chevron's full Board of Directors and executive leadership to exercise their oversight responsibilities with respect to potential climate change — related risks and energy transition opportunities."

— Chevron Climate Change Resilience Report, 2021

While the company delegates deeper engagement on issues related to climate change to all its committees, primarily the Public Policy and Sustainability Committee, the concerns raised in this exempt solicitation cover core areas of strategy and oversight, including shareholder responsiveness, long-term target setting and business planning, capital allocation and production plans, in addition to public policy matters.

Additional independent oversight needed to address governance concerns AND climate performance

1. Chevron board has a joint CEO/Chair, **removing critical independent oversight** of management
2. Lead Director Ronald Sugar is **heavily overboarded and over-committed** for a lead independent director
3. Ronald Sugar's 17-year tenure **calls into question** his ability to provide independent oversight
4. Multiple board overlaps outside Chevron **raise questions about ability** of board to provide independent oversight

Lead Director Ronald Sugar is heavily overboarded, serving on four public company boards in leadership positions…

Public company directorships	Lead Director/ Board Chair	Committees Chaired	Committee Memberships
Chevron	Yes (Lead Director)	None	Nominating and Governance; Management Compensation
Uber Technologies	Yes (Board Chair)	Nominating and Governance	Compensation
Apple	–	Audit	
Amgen	–	Corporate Responsibility and Compliance	Governance and Nominating

Sources: Chevron; Uber Technologies, Apple, Amgen

…and holds numerous advisory positions and other commitments

Advisory positions:

1. **Ares Management,** Senior Advisor
2. **Bain & Company,** Senior Advisor
3. **Temasek Americas Advisory Panel,** Senior Advisor
4. **Northrup Grumman,** Advisor

Other Directorships and Memberships:

1. Los Angeles Philharmonic Association
2. National Academy of Engineering
3. Nexli Building Solutions
4. UCLA Anderson School of Management Board of Visitors
5. University of Southern California

Sources: Chevron board profiles

Multiple current and former overlapping board memberships among Chevron directors


Lockheed Martin Board
Caterpillar Board
Chevron Board
Amgen Board
(Former director, last 5 yrs)
(Former director, last 5 yrs)
Debra Reed-Klages
D. James Umpleby
Marillyn Hewson
Jon Huntsman
Ronald Sugar
Wanda Austin
Alice Gast
Enrique Hernandez
John Frank
Dambisa Moyo
Charles Moorman
Michael Wirth

Sources: Chevron board profiles

Ronald Sugar has among the lowest support of any director in the S&P 500, with only **76%** support in 2021

According to Proxy Insight, only **2.8%** of S&P 500 directors received less than **80%** support in 2021:

	Number	Percent
Total S&P 500 director elections	4,919	100%
Less than 95% support	1,135	23.3%
Less than 80% support	137	2.8%

"This director is deemed to be overboarded which may impact their commitment to the company."

— Capital Group, 4.5% CSO

"[T]his director is not sufficiently independent to serve as the independent lead director."

— BMO Global Asset Management, 0.2%

"LGIM expects a CEO (or Chair/CEO) or Non-Executive Director not to hold too many external positions to ensure they can undertake their duties effectively...[and] a board to be regularly refreshed in order to maintain independence, relevant skills, experience and diversity..."

— Legal & General Investment Management, 0.6%

"Votes AGAINST directors Michael Wirth and Ronald Sugar are warranted as a signal to the board that stronger independent oversight and board management of climate risks at the company are necessary."

— GQG Partners, 0.5%

Other major investors that voted against Ronald Sugar:

State Street	7.1%
Northern Trust	1.3%
UBS	0.8%
TD Asset Management	0.3%
Parametric	0.3%
Credit Suisse	0.2%

Sources: Investor rationales and %CSO as of March 31, 2021 from Proxy Insight

Endnotes

Slide 3:

- CDP, Carbon Majors Report, 2017 https://cdn.cdp.net/cdp-production/cms/reports/documents/000/002/327/original/Carbon-Majors-Report-2017.pdf?1501833772
- Chemistry World, 2021 https://www.chemistryworld.com/news/oil-and-gas-industry-emissions-reduction-pledges-under-scrutiny/4014721.article
- Climate Action 100+, Chevron, 2021 https://www.climateaction100.org/company/chevron-corporation/

Slide 4:

- Chevron proxy statement, 2021, https://www.sec.gov/Archives/edgar/data/93410/000119312521109793/d74377ddef14a.htm
- Proxy Insight data downloaded February 28, 2022

Slide 5:

- Chevron Climate Change Resilience Report, October 2021, https://www.chevron.com/-/media/chevron/sustainability/documents/2021-climate-change-resilience-report.pdf; see pages 63-64 for emissions data, sales basis. Scope 3 emissions are included according to the "sales method"

Slide 7

- TotalEnergies: https://sustainable-performance.totalenergies.com/en/our-vision/our-commitments-and-progress-indicators; https://sustainable-performance.totalenergies.com/en/our-vision/the-company-of-responsible-energies
- ENI: https://www.eni.com/en-IT/low-carbon/ghg-emission-reduction.html
- BP: https://www.bp.com/en/global/corporate/news-and-insights/press-releases/bp-update-on-strategic-progress.html
- Shell: https://www.shell.com/powering-progress/achieving-net-zero-emissions/_jcr_content/par/toptasks_copy_copy.stream/1635420766343/cbf0f8960d75c99ff359936c5c69009d9dd3b7d6/shell-powering-progress-20210412.pdf; https://www.shell.com/energy-and-innovation/the-energy-future/what-is-shells-net-carbon-footprint-ambition/_jcr_content/par/expandablelist_copy_/expandablesection_49667105.stream/1554225588887/05918caad2ca7123ad91e46aded3b6f9a1e90312/net-carbon-footprint-newtoreplace-2019.pdf
- Equinor: https://www.equinor.com/en/sustainability/climate.html (download detailed overview of ambitions)
- ExxonMobil, note: while Exxon "expects" absolute reductions as a result of its plans, it is not targeting absolute reductions directly: https://corporate.exxonmobil.com/News/Newsroom/News-releases/2022/0118_ExxonMobil-announces-ambition-for-net-zero-greenhouse-gas-emissions-by-2050
- Chevron: https://www.chevron.com/-/media/chevron/sustainability/documents/2021-climate-change-resilience-report.pdf

Endnotes

Slide 8:

- Follow This, October 2021, https://www.follow-this.org/chevron-responds-to-follow-this-climate-resolution-with-disappointing-target/
- Bloomberg, October 2021, https://www.bloomberg.com/news/articles/2021-10-11/chevron-targets-net-zero-emissions-from-own-operations-by-2050

Slide 9:

- Chevron, Q4 2021 results press release, https://chevroncorp.gcs-web.com/news-releases/news-release-details/chevron-announces-fourth-quarter-2021-results
- Chevron, Q4 2021 results transcript, https://seekingalpha.com/article/4482583-chevron-corporation-cvx-ceo-michael-wirth-on-q4-2021-results-earnings-call-transcript
- Carbon Tracker, Adapt to Survive, https://carbontracker.org/reports/adapt-to-survive/

Slide 10:

- S&P Global, Sept 2021, https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/chevron-s-10b-plan-for-energy-change-is-high-risk-break-from-the-pack-66621281
- Follow This, Sept 2021, https://www.follow-this.org/chevron-keeps-majority-of-shareholders-waiting-for-emission-reductions/

Slide 11:

- Chevron proxy statement, 2020, https://www.sec.gov/Archives/edgar/data/93410/000119312520100407/d838093ddef14a.htm
- Proxy Insight data downloaded February 28, 2022

Slide 12:

- Chevron Climate Lobbying Report, December 2020, https://www.chevron.com/-/media/chevron/sustainability/documents/chevron-climate-lobbying-report.pdf
- InfluenceMap, Chevron Review Scorecard, October 2021, https://lobbymap.org/site//data/000/856/Chevron-Review-Scorecard-Oct21.pdf

Slide 13-14:

- InfluenceMap, Chevron Review Scorecard, October 2021, https://lobbymap.org/site//data/000/856/Chevron-Review-Scorecard-Oct21.pdf

Slide 13-14:

- InfluenceMap, Chevron Review Scorecard, October 2021, https://lobbymap.org/site//data/000/856/Chevron-Review-Scorecard-Oct21.pdf

Slide 15:

- InfluenceMap, Climate Action 100+ target companies scoring and analysis, https://lobbymap.org/filter/List-of-Companies-and-Influencers#3

Endnotes

Slide 16:

- InfluenceMap, Chevron company profile, https://lobbymap.org/company/Chevron-f4b47c4ea77f0f6249ba7f77d4f210ff

Slide 17:

- InfluenceMap, API profile, https://lobbymap.org/influencer/American-Petroleum-Institute-API
- AcountableUS, October 2021, https://www.accountable.us/news/api-spending-millions-lobbying-against-climate-solutions/)
- CNN Business, October 2021, https://www.cnn.com/2021/10/03/business/climate-biden-oil-reconciliation/index.html
- American Petroleum Institute, press release, February 2022, https://www.api.org/news-policy-and-issues/news/2022/02/02/chevron-chairman-and-ceo-mike-wirth-elected-chairman-of-api-board

Slide 18:

- BlackRock, https://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-guidelines-us.pdf
- Vanguard, https://corporate.vanguard.com/content/dam/corp/advocate/investment-stewardship/pdf/policies-and-reports/US_Proxy_Voting.pdf
- State Street, https://www.ssga.com/library-content/pdfs/ic/proxy-voting-and-engagement-guidelines-us-canada.pdf
- Institutional Shareholder Services, https://www.issgovernance.com/file/policy/active/americas/US-Voting-Guidelines.pdf
- Council of Institutional Investors, https://www.cii.org/corp_gov_policies

Slide 19:

- Chevron Climate Change Resilience Report, October 2021, https://www.chevron.com/-/media/chevron/sustainability/documents/2021-climate-change-resilience-report.pdf

Slide 21:

- Chevron Board of Directors profiles, last access February 28, 2022, https://www.chevron.com/about/leadership
- Uber Investor Relations, last accessed February 28, 2022, https://investor.uber.com/governance/default.aspx
- Apple 2022 Proxy Statement, https://s2.q4cdn.com/470004039/files/doc_financials/2022/ar/Apple-Proxy-Special-BMK222670.pdf
- Amgen, last accessed February 28, 2022, https://wwwext.amgen.com/about/how-we-operate/corporate-governance

Slide 22:

- Chevron board profile, Ronald Sugar, last accessed February 28, 2022, https://www.chevron.com/about/leadership/ronald-sugar

Slide 23:

- Chevron Board of Directors profiles, last access February 28, 2022, https://www.chevron.com/about/leadership